Exhibit 99.1

FOR IMMEDIATE RELEASE

STUDIO CITY ISSUES PRESS RELEASE ON GAMING TABLE ALLOCATION

Macau, Tuesday, October 20, 2015 – Studio City International Holdings Limited, a company in which Melco Crown Entertainment Limited (NASDAQ: MPEL) owns a 60% interest, issued the following press release today:

Studio City International Holdings Limited announced today that the Macau government has authorized Studio City’s gaming operator, Melco Crown (Macau) Limited, to operate 250 new gaming tables and 1,233 new gaming machines at the Studio City gaming areas, of which 200 gaming tables and 1,233 gaming machines may be in operation upon the opening of Studio City with the remaining 50 gaming tables authorized to be in operation beginning in January 2016. Studio City’s gaming operator is a Macau gaming subconcessionaire and a member of Melco Crown Entertainment.

Following the table allocation confirmation, Studio City intends to proactively engage the lenders under its senior credit facilities to discuss proposed amendments to the terms of its loan documentation to reflect the number of tables allocated.

Studio City, a Hollywood-inspired integrated resort located in Macau, will offer visitors a truly diverse mix of World-class entertainment and other non-gaming attractions which support Macau’s evolution in to the leading leisure and tourism destination in Asia. It will also offer unprecedented non-gaming careers for local Macau employees. The resort will officially open on October 27, 2015, as previously announced.

“We thank the Macau Government for its consideration of our application and approval of gaming tables and machines for Studio City. We are confident that Studio City’s offering of cinematically-themed entertainment, retail, food & beverage and accommodation options will contribute meaningfully to the economic and employment diversification of Macau. We are excited to welcome Studio City’s first patrons later this month,” said Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment.

Safe Harbor Statement

This release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “design”, “on track”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com